UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

P.F. Chang’s China Bistro, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69333Y108

(CUSIP Number)

Richard L. Federico Chief Executive Officer P.F. Chang’s China Bistro, Inc. 7676 East Pinnacle Peak Road Scottsdale, Arizona 85255 (480) 888-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: Michael E. Lubowitz, Esq. Douglas P. Warner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000 July 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69333Y108	Page 2 of 10 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) CENTERBRIDGE CAPITAL PARTNERS II, L.P. I.R.S. Identification No. 27-3060225
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, AF, WC, OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 100
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100
(11)	Aggregate amount beneficially owned by each reporting person 100
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 69333Y108	Page 3 of 10 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) WOK HOLDINGS INC. I.R.S. Identification No. 45-5418669
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 100
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100
(11)	Aggregate amount beneficially owned by each reporting person 100
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100.0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 69333Y108	Page 4 of 10 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) WOK PARENT LLC I.R.S. Identification No. 45-5418669
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 100
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100
(11)	Aggregate amount beneficially owned by each reporting person 100
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 69333Y108	Page 5 of 10 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) CENTERBRIDGE ASSOCIATES II, L.P. I.R.S. Identification No. 27-3060145
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, AF, WC, OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 100
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100
(11)	Aggregate amount beneficially owned by each reporting person 100
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100.0%
(14)	Type of reporting person (see instructions) PN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), as the surviving corporation in the Merger (as defined below), with its principal executive offices located at 7676 E. Pinnacle Peak Road, Scottsdale, Arizona, USA. P.F. Chang’s telephone number at such address is (480) 888-3000.

Item 2.	Identity and Background

This Statement is filed by (i) Centerbridge Capital Partners II, L.P. (“Centerbridge Capital Partners II”), (ii) Wok Parent LLC (“Parent”), (iii) Wok Holdings Inc. (“Wok Holdings”) and (iv) Centerbridge Associates II, L.P. (“Centerbridge Associates II”) (collectively, the “Reporting Persons”).

Centerbridge Capital Partners II, a Delaware limited partnership, is a private equity fund principally engaged in the business of making investments in securities. Its business address is 375 Park Avenue, 12th Floor, New York, New York 10152.

Parent is a Delaware limited liability company and to date has engaged in no activities, other than those incident to its formation, the Offer (as defined below) and the Merger and arranging the related financing. Parent’s business address is 375 Park Avenue, 12th Floor, New York, New York 10152.

Wok Holdings is a Delaware corporation and a direct wholly-owned subsidiary of Parent. To date, Wok Holdings has engaged in no activities, other than those incident to its formation, the Offer and the Merger and arranging the related financing. Wok Holdings’ business address is 375 Park Avenue, 12th Floor, New York, New York 10152.

Centerbridge Associates II, a Delaware limited partnership, is a private partnership whose principal business is acting as the general partner of Centerbridge Capital Partners II. Centerbridge Associates II’s business address is 375 Park Avenue, 12th Floor, New York, New York 10152.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Centerbridge Capital Partners II, Parent, Wok Holdings and Centerbridge Associates II are set forth on Schedules I-IV attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Parent, Wok Acquisition Corp. (“Purchaser”) and P.F. Chang’s entered into an Agreement and Plan of Merger, dated as of May 1, 2012, a copy of which is referred to in Exhibit 1 and is incorporated herein by reference, as amended by Amendment No. 1 dated as of June 22, 2012, a copy of which is referred to in Exhibit 2 and is incorporated herein by reference (as so amended, the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $51.50 per share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, on May 15, 2012.

The Offer expired at 5:00 p.m., New York City time, on June 29, 2012 (the “Expiration Time”). Based upon information provided by the depositary for the Offer, as of the Expiration Time, an aggregate of 17,819,727 Shares were validly tendered and not withdrawn, representing approximately 83.7% of the total outstanding Shares. All Shares that were validly tendered and not withdrawn were accepted for purchase by Purchaser and were promptly paid for in accordance with the terms of the Offer at the Offer Price.

Subsequent to the expiration of the Offer, on July 2, 2012, Purchaser exercised its option (the “Top-Up Option”) to purchase additional Shares directly from P.F. Chang’s in accordance with the Merger Agreement. Purchaser purchased 17,000,000 Shares (the “Top-Up Shares”) at the Offer Price and paid the purchase price by delivery of cash equal to the aggregate par value of the Top-Up Shares and a promissory note to P.F. Chang’s having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash.

The Top-Up Shares, when combined with the Shares purchased in the Offer, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of July 2, 2012. On July 2, 2012, pursuant to the Merger Agreement, Purchaser merged with and into P.F. Chang’s in a “short-form” merger (the “Merger”) in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”), with P.F. Chang’s surviving as a wholly-owned subsidiary of Parent, and each outstanding share of common stock of Purchaser, par value $0.001 per share, was converted into and became one share of common stock of P.F. Chang’s, par value $0.001 per share. Shares not tendered in the Offer (other than Shares held by P.F. Chang’s, Parent, Purchaser, or any subsidiary of P.F. Chang’s or Parent, or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) were cancelled in the Merger and converted into the right to receive the Offer Price.

The Reporting Persons estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, was approximately $1.1 billion. Purchaser obtained the funds used to acquire the Shares in the Offer and the Merger pursuant to (i) equity contributions from Centerbridge Capital Partners II and Centerbridge Capital Partners SBS II, L.P.; (ii) debt financing of (1) a $305.0 million senior secured term loan facility and (2) a $75.0 million senior secured revolving loan facility with certain lenders, Wells Fargo Bank, National Association, as administrative agent, and Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Barclays Bank PLC as joint lead arrangers and joint bookrunners; (iii) the issuance of $300 million aggregate principal amount of 10.25% senior notes due 2020; and (iv) available cash from P.F. Chang’s balance sheet.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Statement was for Parent, through Purchaser, to acquire control of, and the entire equity interest in, P.F. Chang’s. The Offer, as the first step in the acquisition of P.F. Chang’s, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On May 15, 2012, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibit 3 and Exhibit 4, respectively. The Offer expired at 5:00 p.m., New York City time, on June 29, 2012. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on July 2, 2012. Following such acceptance on July 2, 2012, Purchaser exercised the Top-Up Option to purchase Shares directly from P.F. Chang’s in accordance with the Merger Agreement and acquired the Top-Up Shares at the Offer Price. The Top-Up Shares were paid for by delivery of cash equal to the aggregate par value of the Top-Up Shares and a promissory note to P.F. Chang’s having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. The Top-Up Shares, when combined with the Shares purchased in the Offer, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of July 2, 2012.

Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock can effect a short-form merger with that subsidiary without any other action by the other stockholders of the subsidiary. Pursuant to the Merger Agreement, at 8:12 a.m., New York City time, on July 2, 2012 (the “Effective Time”), Purchaser was merged with and into P.F. Chang’s, with P.F. Chang’s surviving the Merger as a wholly-owned subsidiary of Parent. Purchaser and Parent effected the Merger without prior notice to, or any action by, any other stockholder of P.F. Chang’s as permitted under the DGCL. At the Effective Time, in accordance with the Merger Agreement, (i) each Share not tendered in the Offer (other than Shares held by P.F. Chang’s, Parent, Purchaser, or any subsidiary of P.F. Chang’s or Parent, or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) was cancelled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes and (ii) each outstanding share of common stock of Purchaser, par value $0.001 per share, was converted into and became one share of common stock of P.F. Chang’s, par value $0.001 per share. Following consummation of the Merger, Purchaser ceased to exist and Parent now holds 100 shares of common stock of P.F. Chang’s, par value $0.001 per share.

At the Effective Time, the certificate of incorporation and bylaws of P.F. Chang’s were amended and restated in their entirety pursuant to the provisions of the Merger Agreement and, as so amended, became the certificate of incorporation and bylaws of P.F. Chang’s. A Form 25 was filed with the Securities and Exchange Commission on July 2, 2012 to delist the Shares from the NASDAQ Global Select Market.

All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for P.F. Chang’s”; and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Immediately before the Merger, Purchaser was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 34,819,727 Shares, representing more than 90% of the issued and outstanding Shares. Upon consummation of the Merger and as of July 2, 2012, Purchaser ceased to exist and Wok Holdings became the sole stockholder and beneficial owner of 100 shares of common stock of P.F. Chang’s, representing 100% of the issued and outstanding shares of the common stock of P.F. Chang’s. Parent is the sole stockholder of Wok Holdings. Centerbridge Capital Partners II, together with certain of its affiliates and certain members of management of P.F. Chang’s, beneficially own, indirectly, 100% of Parent. Centerbridge Associates II is the general partner of Centerbridge Capital Partners II and therefore may also be deemed to beneficially own 100% of P.F. Chang’s.

(c) On July 2, 2012, Purchaser accepted an aggregate of 17,819,727 Shares for purchase in connection with the Offer, which Shares represented the number of Shares validly tendered and not withdrawn as of the Expiration Time. Following such acceptance, Purchaser exercised the Top-Up Option to purchase Shares directly from P.F. Chang’s in accordance with the Merger Agreement and acquired 17,000,000 additional Shares at the Offer Price, paid by delivery of cash equal to the aggregate par value of the Top-Up Shares and a promissory note to P.F. Chang’s having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Following such purchase of Shares pursuant to the exercise of the Top-Up Option, together with Shares previously owned by Purchaser, Purchaser owned, in the aggregate, 34,819,727 Shares, representing more than 90% of the outstanding Shares.

Pursuant to the Merger Agreement, at the Effective Time, (i) all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held by P.F. Chang’s, Parent, Purchaser, or any subsidiary of P.F. Chang’s or Parent, or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) converted in the Merger into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes, and (ii) each outstanding share of common stock of Purchaser, par value $0.001 per share, was converted into and became one share of common stock of P.F. Chang’s, par value $0.001 per share. As a result, all of the Shares owned by Purchaser were cancelled and ceased to exist, and each share of common stock of Purchaser was converted into one share of common stock of P.F. Chang’s, par value $0.001 per share. Immediately prior to the Merger, Wok Holdings held 100 shares of common stock of Purchaser, which shares represented all of the issued and outstanding capital stock of Purchaser. Upon consummation of the Merger and as of July 2, 2012, Purchaser’s separate corporate existence ceased, and Wok Holdings became the beneficial owner of 100 shares of common stock of P.F. Chang’s, par value $0.001 per share, and the sole stockholder of P.F. Chang’s.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with P.F. Chang’s” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any third person with respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P. with the Securities and Exchange Commission on May 15, 2012, as amended).

2.	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 22, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by P.F. Chang’s China Bistro, Inc. on June 22, 2012).

3.	Offer to Purchase, dated May 15, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P. with the Securities and Exchange Commission on May 15, 2012, as amended).

4.	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P. with the Securities and Exchange Commission on May 15, 2012, as amended).

5.	Joint Filing Agreement, dated July 12, 2012, by and among Centerbridge Capital Partners II, L.P., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Associates II, L.P.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P., its general partner

By:	Centerbridge GP Investors II, LLC its general partner

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized Signatory
Date:	July 12, 2012

WOK PARENT LLC

By:	/s/ Mark D. Mumford
Name:	Mark D. Mumford
Title:	Chief Financial Officer and Secretary
Date:	July 12, 2012

WOK HOLDINGS INC.

By:	/s/ Mark D. Mumford
Name:	Mark D. Mumford
Title:	Chief Financial Officer and Secretary
Date:	July 12, 2012

CENTERBRIDGE ASSOCIATES II, L.P.

By:	Centerbridge GP Investors II, LLC its general partner

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized Signatory
Date:	July 12, 2012

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

Centerbridge Capital Partners II, L.P. does not have any officers or directors. Centerbridge Associates II, L.P., a Delaware limited partnership, is the general partner of Centerbridge Capital Partners II, L.P. The business address of Centerbridge Capital Partners II, L.P. and Centerbridge Associates II, L.P. is 375 Park Avenue, 12th Floor, New York, New York, 10152.

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

WOK PARENT LLC

Wok Parent LLC does not have any directors. The name and present principal occupation or employment of each of the executive officers of Wok Parent LLC are set forth below. The business address of each executive officer is 7676 East Pinnacle Peak Road, Scottsdale, Arizona 85255. Each executive officer is a citizen of the United States of America.

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Richard L. Federico Chief Executive Officer	Chief Executive Officer of P.F. Chang’s China Bistro, Inc.

Mark D. Mumford Chief Financial Officer and Secretary	Chief Financial Officer and Secretary of P.F. Chang’s China Bistro, Inc.

R. Michael Welborn Executive Vice President	Executive Vice President and President of Global Brand Development of P.F. Chang’s China Bistro, Inc.

SCHEDULE III

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

WOK HOLDINGS INC.

The name and present principal occupation or employment of each of the directors and executive officers of Wok Holdings Inc. are set forth below. Unless otherwise indicated, the business address of each director is 375 Park Avenue, 12th Floor, New York, New York 10152. The business address of each executive officer is 7676 East Pinnacle Peak Road, Scottsdale, Arizona 85255. Each director and executive officer is a citizen of the United States of America.

DIRECTORS

Name	Present Principal Occupation or Employment and Business Address

Jason S. Mozingo	Senior Managing Director of Centerbridge Partners, L.P.

Jeffrey Long	Senior Managing Director of Centerbridge Partners, L.P.

Amar Doshi	Principal of Centerbridge Partners, L.P.

Richard L. Federico	Chief Executive Officer of P.F. Chang’s China Bistro, Inc. 7676 East Pinnacle Peak Road Scottsdale, Arizona 85255

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Richard L. Federico Chief Executive Officer	Chief Executive Officer of P.F. Chang’s China Bistro, Inc.

Mark D. Mumford Chief Financial Officer and Secretary	Chief Financial Officer and Secretary of P.F. Chang’s China Bistro, Inc.

R. Michael Welborn Executive Vice President	Executive Vice President and President of Global Brand Development of P.F. Chang’s China Bistro, Inc.

SCHEDULE IV

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CENTERBRIDGE ASSOCIATES II, L.P.

Centerbridge Associates II, L.P. does not have any officers or directors. Centerbridge GP Investors II, LLC, a Delaware limited liability company, is the general partner of Centerbridge Associates II, L.P. The principal business of Centerbridge GP Investors II, LLC is acting as the general partner of Centerbridge Associates II, L.P. Centerbridge GP Investors II, LLC does not have any officers or directors. The following individuals have the authority to bind Centerbridge GP Investors II, LLC. The business address of each individual is 375 Park Avenue, 12th Floor, New York, New York 10152. Each individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Jason S. Mozingo	Senior Managing Director of Centerbridge Partners, L.P.

Jeffrey W. Long	Senior Managing Director of Centerbridge Partners, L.P.